NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

June 30, 2006

(Expressed in United States Dollars)

Unaudited – Prepared by Management

Not Reviewed by an Independent Auditor

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets

(Expressed in United States Dollars)

June 30, 2006 and December 31, 2005

	June 30, 2006 (unaudited)	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$8,840,974	$24,442,266
Short-term investments	-	497,311
Accounts receivable and prepaids	5,395,455	2,690,617
Inventory	6,065,581	2,189,621
	20,302,010	29,819,815

Property, plant and equipment (note 3)	98,121,765	86,618,832

	$118,423,775	$116,438,647

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$9,255,902	$7,261,233
	9,255,902	7,261,233

Long-term liabilities (note 5)	3,440,991	3,306,725

Shareholders’ equity:
Share capital (note 6)	197,406,928	187,062,851
Contributed surplus (note 6(b))	7,594,080	7,159,426
Deficit	(99,274,126)	(88,351,588)
	105,726,882	105,870,689

	$118,423,775	$116,438,647

Commitments (note 7)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“Robert J. Gayton ”

Director

“Gary E. German”

Director

Robert J. Gayton

Gary E. German

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited
(Expressed in United States Dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Revenue	$5,593,129	$-	$5,593,129	$-
Operating expenses	(5,421,066)	-	(8,976,283)	-
Depreciation and amortization	(2,739,309)	-	(2,739,309)	-
Operating profit (loss)	(2,567,246)	-	(6,122,463)	-

Other expenses:
Accounting and audit	41,263	20,739	61,444	32,769
Amortization	5,012	4,100	9,429	8,250
Consulting	49,110	16,473	86,778	32,722
Exploration expenditures (note 4)	1,315,736	2,251,697	3,047,905	4,442,368
Investor relations	116,202	99,782	229,345	135,551
Legal fees	10,811	19,260	23,720	41,652
Office	102,457	104,505	207,082	237,125
Remuneration	238,720	149,137	481,176	297,023
Stock-based compensation (note 6(b))	419,734	268,094	728,856	734,659
Transfer, listing and filing fees	43,236	33,547	72,494	50,944
Travel	9,328	10,226	22,522	20,596
	2,351,609	2,977,560	4,970,751	6,033,659

Loss before the undernoted	(4,918,855)	(2,977,560)	(11,093,214)	(6,033,659)

Foreign exchange gain (loss)	(70,125)	159,264	(69,887)	149,005
Royalty Income	81,806	-	81,806	-
Investment income	91,437	84,216	257,894	128,908
Write-down of mineral properties	(99,137)	-	(99,137)	-

Loss for the period	(4,914,874)	(2,734,080)	(10,922,538)	(5,755,746)
Deficit, beginning of period	(94,359,252)	(81,521,064)	(88,351,588)	(78,499,398)
Deficit, end of period	$(99,274,126)	$(84,255,144)	$(99,274,126)	$(84,255,144)

Basic and diluted loss per share	$(0.05)	$(0.04)	$(0.11)	$(0.07)

Weighted average number of common shares outstanding	104,743,827	76,807,311	103,977,692	76,771,198

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States Dollars)

	Six months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Cash provided by (used for):

Operations:
Loss for the period	$ (4,914,874)	$ (2,734,080)	$ (10,922,538)	$ (5,755,746)
Items not involving cash:
Depreciation and amortization	2,744,321	4,100	2,748,738	8,250
Stock-based compensation	419,734	268,094	728,856	734,659
Stock based compensation, exploration	-	73,169	81,953	193,210
Mineral property write-off	99,137	-	99,137	-
Interest and unrealized foreign exchange gain on liabilities	22,056	-	29,213	-
Accretion of asset retirement obligations	98,603	-	98,603	-
Changes in non-cash working capital:
Accounts receivable and prepaids	(1,771,746)	521,334	(2,704,838)	(913,045)
Inventory	(3,583,761)	(1,131,675)	(3,875,960)	(1,131,675)
Accounts payable and accrued liabilities	1,336,689	(499,682)	1,328,869	2,039,684
	(5,549,841)	(3,498,740)	(12,387,967)	(4,824,663)
Investments:
Expenditures on property, plant and equipment	(5,142,485)	(12,548,499)	(13,626,422)	(18,364,195)
Construction holdback	-	-	-	(2,192,500)
Short-term investment sales (purchases) net	509,019	16,020,438	497,311	24,411,223
	(4,633,466)	3,471,939	(13,129,111)	3,854,528
Financing:
Issuance of shares, net of issue costs	9,558,057	15,208,947	9,915,786	15,271,603
Decrease in long-term liabilities	-	(10,220)	-	(23,923)
	9,558,057	15,198,727	9,915,786	15,247,680

Increase (decrease) in cash and cash equivalents	(625,250)	15,171,926	(15,601,292)	14,277,545
Cash and cash equivalents beginning of period	9,466,224	1,676,371	24,442,266	2,570,752
Cash and cash equivalents end of period	$ 8,840,974	$ 16,848,297	$ 8,840,974	$ 16,848,297

Supplementary information:
Non-cash investing and financing transactions:
Property, plant and equipment additions included in accounts payable	$ 2,867,650	$ -	$ 665,800	$ -
Reclamation & closure costs	$ -	$ 808,956	$ -	$ 808,956
Stock-based compensation charged to property, plant and equipment (note 6(b))	$ -	$ 48,225	$ 52,136	$ 124,594
Captitalized interest and unrealized foreign exchange gain(loss) on liabilities	$ -	$ -	$ 6,450	$ -

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second Quarter Ended June 30, 2006

1.

Basis of presentation:

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  The recoverability of the amounts shown for the Tabakoto mine mineral property interest and related plant and equipment is dependant upon future profitable production or proceeds from the disposition of the mine.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.

Other than the adoption of a new accounting standard for stripping costs, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements.

2.

Adoption of a new accounting standard

Ore stockpiles, work-in-process, and finished goods inventories

The Company has adopted a policy for its inventories of ore stockpiles, work-in-process and finished goods.  Ore stockpiles represent materials that have been extracted from the mine and await further processing.  Work-in-process inventory represents ore which is in-circuit but has not yet been poured.  Finished goods inventory represent physical ore which has been poured and is awaiting shipment.  All inventories are valued at the lower of average cost or net realizable value.

Stripping costs

The Company has adopted CICA Emerging Issues Committee Abstract 160 (“EIC–160”) “Stripping Costs Incurred in the Production Phase of a Mining Operation” effective January 1, 2006.  EIC–160 requires that stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  EIC–160 allows for the capitalizing of stripping costs in cases where such activities result in the betterment of a mineral property.

The Company has treated all stripping costs as variable production costs and has, therefore, expensed all such mining costs at the Tabakoto property during the second quarter.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2006

3.

Property, plant and equipment:

	June 30, 2006	December 31, 2005

Tabakoto, Mali:
Mineral property acquisition, cost	$2,457,792	$2,382,792
Plant and equipment, cost	74,904,651	60,713,535
Deferred stripping, cost	8,926,658	8,926,658
Reclamation and closure, cost	2,939,372	2,939,372
	89,228,473	74,962,357
Less accumulated depreciation and amortization	(2,739,309)	-
	86,489,164	74,962,357

Other mineral properties (note 4)	10,862,595	10,926,732

Other plant and equipment:
Cost less accumulated amortization $ 255,684 (2005 - $246,255)	770,006	729,743
	$98,121,765	$86,618,832

4.

Other mineral properties:

Schedule of exploration mineral property expenditures during the first two quarters of 2006:

	Segala Mali	Bisha Eritrea	Augaro Eritrea	Other	Total

Balance, December 31, 2005	$10,626,633	$146,776	$153,323	$-	$10,926,732
Acquisition costs	-	-	-	-	-
Exploration:
Assays	-	70,763	8,941	-	79,704
Consulting engineers and personnel	16,672	517,031	43,728	13,016	590,447
Drilling and geophysics	-	300,084	105,979	-	406,063
Equipment	-	32,412	25,918	-	58,330
Line cutting and surveying	-	31,252	13,137	-	44,389
Transportation and field	-	99,907	7,208	-	107,115
Administration	-	273,023	74,330	16,815	364,168
Stock-based compensation	-	71,245	7,046	3,662	81,953

Incurred during the period	16,672	1,395,717	286,287	33,493	1,732,169
Expensed during the period	(16,672)	(1,395,717)	(286,287)	(33,493)	(1,732,169)

Balance, March 31, 2006	10,626,633	146,776	153,323	-	10,926,732

Acquisition costs	-	17,500	17,500	-	35,000
Exploration:
Assays	-	27,527	2,259	362	30,148
Consulting engineers and personnel	27,924	756,882	23,234	11,962	820,002
Drilling and geophysics	-	-	-	-	-
Equipment	-	3,535	-	-	3,535
Line cutting and surveying	-	11,122	6,143	-	17,265
Transportation and field	-	47,696	11	-	47,707
Administration	-	370,785	6,067	20,227	397,079

Incurred during the period	27,924	1,235,047	55,214	32,551	1,350,736
Write-down of mineral properties	-	(4,137)	(95,000)	-	(99,137)
Expensed during the period	(27,924)	(1,217,547)	(37,714)	(32,551)	(1,315,736)
Balance, June 30, 2006	$10,626,633	$160,139	$75,823	$-	$10,862,595

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2006

4.

Other mineral properties continued:

During the second quarter the Company narrowed its focus in Eritrea and allowed its Okreb and Akurdet exploration licenses to expire.

The Bisha feasibility study related costs in the second quarter totaled approximately $835,000 (Q1 - $530,000) and are included in the amounts expensed above.

5.

Long-term liabilities

	June 30 2006	December 31 2005
Asset retirement obligation	$3,037,975	$2,939,372
Minority interest, payable to Government of Mali	403,016	367,353
	$3,440,991	$3,306,725

6.

Share capital:

(a)

Issued:

	Number of shares	Share amount

Balance, December 31, 2005	102,986,822	$187,062,851
Exercise of options (note 6(b))	240,000	357,729
Allocation from contributed surplus upon exercise of stock options	-	167,860

Balance, March 31, 2006	103,226,822	187,588,440
Financing	2,500,000	9,004,172
Exercise of warrants (note 6(c))	50,000	146,462
Exercise of options (note 6(b))	207,500	407,423
Allocation from contributed surplus upon exercise of stock options	-	260,431
Balance, June 30, 2006	105,984,322	$197,406,928

 (b)

Stock options:

The Company’s shareholders adopted a stock option plan in 1996 (revised April 2006) that is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  The board of directors may grant options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of each option granted since January 1, 2003 using the Black-Scholes model, with the following weighted average assumptions for the period ended June 30, 2006:  expected life of option 5 years, (2005 – 5 years) stock price volatility 82% (2005 - 95%), no dividend yield and a risk free interest rate yield of 3.43% (2005 – 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2006

6.

Share capital continued:

(b) Stock options continued:

Stock-based compensation values recorded for June 30, 2006:

Stock-based compensation cost:
Capitalized to mine	$52,136
Expensed – exploration (note 4)	81,953
Expensed – administration	728,856
$862,945

Contributed surplus:
Balance, December 31, 2005	$7,159,426
Grant of options	862,945
Exercise of options to share capital	(428,291)
Balance, June 30, 2006	$7,594,080

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2005	6,547,000	$2.32
Exercised	(240,000)	1.73
Outstanding, March 31, 2006	6,307,000	2.34
Exercised	(207,500)	2.23
Expired	(185,000)	3.76
Granted	80,000	3.10
Outstanding, June 30, 2006	5,994,500	$2.32

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years

Vested (exercisable)	2,307,500	$0.75 to $2.05	2.0
Vested (exercisable)	2,817,000	$2.16 to $7.33	2.8
Un-vested	625,000	$0.75 to $2.05	4.4
Un-vested	245,000	$0.75 to $2.05	4.4
Total	5,994,500

(c) Warrants:

	Number of warrants	Exercise price (CDN$)
Expiring June 29, 2008	3,950,000	$3.25
Expiring October 25, 2008	8,889,000	3.00
Expiring December 19, 2008	5,000,000	10.00
Outstanding, June 30, 2006	17,839,000	$5.02

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2006

6.

Share capital (continued):

(d)

Shares reserved for issuance (fully diluted):

Number of shares

Issued and outstanding at June 30, 2006	105,984,322
Reserved for options (note 6(b))	5,994,500
Reserved for warrants (note 6(c))	17,839,000
Shares reserved for issuance (fully diluted) at June 30, 2006	129,817,822

7.

Commitments

In connection with the Tabakoto power generation, fuel supply and contract mining, the Company has operating supply agreements with approximate minimum payment obligations as follows:

Year	Minimum payment obligation
2006	$3,050,000
2007	7,100,000
2008	7,500,000
2009	7,500,000
2010	6,800,000
Beyond	2,100,000
$34,050,000

The Tabakoto mining contract has a minimum termination provision of $4,200,000 that declines evenly over the remaining life of contract, expiring December 2009.

8.

Segmented information:

The Company conducts its business as a single operating segment being the investment, exploration and development and production from mineral properties.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

 9.

Reclassification:

Certain line items in the financial statements have been reclassified for comparative purposes.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2006

CORPORATE DIRECTORY

DIRECTORS

R. STUART  ANGUS
CHAIRMAN
Vancouver, BC, Canada

JOHN A. CLARKE
West Vancouver, BC, Canada

CLIFF T. DAVIS
Vancouver, BC, Canada

ROBERT J. GAYTON
West Vancouver, BC, Canada

GARY E. GERMAN
Toronto, Ontario, Canada

GERARD E. MUNERA
Greenwich, CT, USA

OFFICERS

JOHN A. CLARKE
President & Chief Executive Officer

CLIFF T. DAVIS
Executive VP & Chief Financial Officer

GERRY J. GAUTHIER
Chief Operating Officer

F. WILLIAM NIELSEN
Vice President Exploration

JUDY C. BAKER

Vice President Business Development and Investor Relations

MAUREEN D. CARSE
Corporate Secretary

TRANSFER AGENT

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

CORPORATE OFFICE

Suite 800
1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

Tel: (604)-623-4700
Fax: (604)-623-4701
Web site: www.nevsun.com

SHARES LISTED

Toronto Stock Exchange & American Stock Exchange
Symbol: NSU
Authorized: 250,000,000 common
Shares outstanding: 105,984,322
(June 30, 2006)

AUDITORS

KPMG LLP Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia

LEGAL COUNSEL

Miller Thomson LLP
Suite 1000, 840 Howe Street
Vancouver, British Columbia